Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3) and related Prospectus of PMV Pharmaceuticals, Inc. for the registration of common stock, preferred stock, debt securities, warrants, subscription rights, purchase contracts and units and to the incorporation by reference therein of our reports dated March 1, 2022, with respect to the financial statements of PMV Pharmaceuticals, Inc., and the effectiveness of internal control over financial reporting of PMV Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

March 1, 2023